ALPS Series Trust

1290 Broadway, Suite 1000

Denver, Colorado 80203

January 28, 2022 VIA EDGAR Ms. Samantha Brutlag Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	ALPS Series Trust (the “Registrant”), on behalf of its series, Seven Canyons Strategic Global Fund and Seven Canyons World Innovators Fund (each, a “Fund” and collectively the “Funds”); Registration Nos. 333-183945 and 811-22747

Dear Ms. Brutlag:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding Post-Effective Amendment No. 94 (“PEA 94”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. 95 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on November 24, 2021, with respect to each Fund.

In connection with this response letter, and on or around January 28, 2022, the Registrant anticipates filing, pursuant to Rule 485(b), a new post-effective amendment to the Registrant’s registration statement under the 1933 Act, which is expected to include (i) changes to PEA 94 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided January 4, 2022 to PEA 94, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 94.

1.	Staff Comment: Staff comments with respect to one Fund apply to each Fund.

Registrant’s Response: Comment complied with.

2.	Staff Comment: Please confirm supplementally that the expense limitation agreement with respect to each Fund may not be terminated by the Funds’ investment adviser at any point during the one-year period commencing on the date of the Funds’ prospectus.

Registrant’s Response: Registrant confirms that the expense limitation agreement with respect to each Fund may not be terminated by the Funds’ investment adviser during the one-year period commencing on the date of the Funds’ prospectus.

3.	Staff Comment: Please provide each Fund’s completed fee table and expense example at least one week prior to the date of effectiveness.

Ms. Samantha Brutlag

January 28, 2022

Registrant’s Response: Completed fee tables and expense examples for each Fund are attached as Exhibit A hereto.

4.	Staff Comment: Please revise the narrative in each Fund’s “Performance Information” section to include the date that the Fund changed its investment strategy.

Registrant’s Response: Comment complied with. Without necessarily agreeing with the necessity to include such disclosure, the below sentence has been added immediately prior to the penultimate sentence of the narrative in each Fund’s “Performance Information” section:

“Additionally, the Fund modified its investment strategy on January 28, 2022.”

5.	Staff Comment: Please confirm supplementally that the Funds’ provided at least sixty (60) days’ notice to shareholders of the changes to the Funds’ respective investment strategies.

Registrant’s Response: Registrant confirms that supplements to the Funds’ summary prospectus, statutory prospectus, and statement of information detailing the Funds’ revised principal investment strategies disclosures were filed with the Commission via EDGAR on November 24, 2021.

* * * * *

If you have any questions or further comments, please contact Peter Schwartz, counsel to the Registrant, at (303) 892-7381.

/s/ Patrick Rogers

Patrick Rogers

Secretary of ALPS Series Trust

cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

Ms. Samantha Brutlag

January 28, 2022

Exhibit A

Seven Canyons Strategic Global Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

Investor Class
Maximum sales charge (Load) imposed on purchases	None
Redemption Fee (as a percentage of amount redeemed, if you sell or exchange your shares within 60 days of purchase)	2.00%
Exchange Fee	None
Maximum Account Fee	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Investor Class
Management Fees	0.70%
Distribution and Service (12b-1) Fees	None
Total Other Expenses	0.59%
Acquired Fund Fees and Expenses	0.19%
Total Annual Fund Operating Expenses	1.48%
Fee Waiver and Expense Reimbursement (1)	(0.34)%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement (1)	1.14%

(1)	Seven Canyons Advisors, LLC, the Fund’s investment adviser (the “Adviser”), has contractually agreed to limit the amount of the Fund’s total annual fund operating expenses (exclusive of interest, dividend expense on short sales/interest expense, taxes, brokerage commissions, other investment related costs, acquired fund fees and expenses, and extraordinary expenses such as litigation and other expenses not incurred in the ordinary course of business) to an annual rate of 0.95% of the Fund’s average daily net assets. This agreement is in effect through at least January 31, 2023, and will automatically continue upon annual approval by the board for successive twelve-month periods unless (i) it is terminated earlier by the Board of Trustees, or (ii) the Adviser provides at least 30 days written notice of its non-continuance prior to the end of the then effective term. The Adviser will be permitted to recover expenses it has borne through the agreement described above (whether through reduction of its management fee or otherwise) only to the extent that the Fund’s expenses in later periods do not exceed the lesser of (1) the contractual expense limit in effect at the time the Adviser waives or limits the expenses or (2) the contractual expense limit in effect at the time the Adviser seeks to recover the expenses; provided, however, that the Fund will not obligated to pay any such deferred fees or expenses more than three years after the date on which the fee and expense was reduced, as calculated on a monthly basis.

Example

This example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example takes into consideration the agreement by the Adviser to waive fees and reimburse expenses for the contractual period only.

Ms. Samantha Brutlag

January 28, 2022

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Investor Class	$ 116	$ 434	$ 775	$ 1,737

Seven Canyons World Innovators Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

	Investor Class	Institutional Class
Maximum sales charge (Load) imposed on purchases	None	None
Redemption Fee (as a percentage of amount redeemed, if you sell or exchange your shares within 60 days of purchase)	2.00%	2.00%
Exchange Fee	None	None
Maximum Account Fee	None	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Institutional Class
Management Fees	1.50%	1.50%
Distribution and Service (12b-1) Fees	None	None
Total Other Expenses	0.38%	0.38%
Acquired Fund Fees and Expenses	0.00%	0.00%
Total Annual Fund Operating Expenses	1.88%	1.88%
Fee Waiver and Expense Reimbursement (1)	(0.13)%	(0.33)%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement (1)	1.75%	1.55%

Ms. Samantha Brutlag

January 28, 2022

(1)	Seven Canyons Advisors, LLC, the Fund’s investment adviser (the “Adviser”), has contractually agreed to limit the amount of the Fund’s total annual fund operating expenses (exclusive of interest, dividend expense on short sales/interest expense, taxes, brokerage commissions, other investment related costs, acquired fund fees and expenses, and extraordinary expenses such as litigation and other expenses not incurred in the ordinary course of business) to an annual rate of 1.75% and 1.55% of the Fund’s average daily net assets for the Investor Class and the Institutional Class, respectively. This agreement is in effect through at least January 31, 2023, and will automatically continue upon annual approval by the board for successive twelve-month periods unless (i) it is terminated earlier by the Board of Trustees, or (ii) the Adviser provides at least 30 days written notice of its non-continuance prior to the end of the then effective term. The Adviser will be permitted to recover, on a class-by-class basis, expenses it has borne through the agreement described above (whether through reduction of its management fee or otherwise) only to the extent that the Fund’s expenses in later periods do not exceed the lesser of (1) the contractual expense limit in effect at the time the Adviser waives or limits the expenses or (2) the contractual expense limit in effect at the time the Adviser seeks to recover the expenses; provided, however, the Fund will not be obligated to pay any such deferred fees or expenses more than three years after the date on which the fee and expense was reduced, as calculated on a monthly basis.

Example

This example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example takes into consideration the agreement by the Adviser to waive fees and reimburse expenses for the contractual period only.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Investor Class	$ 178	$ 578	$ 1,003	$ 2,187
Institutional Class	$ 158	$ 559	$ 985	$ 2,171